UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

innogy Finance B.V.

(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Netherlands
 (Jurisdiction of Subject Company’s Incorporation or Organization)

innogy SE
(Name of Person(s) Furnishing Form)

EUR 980,000,000 5.125% Fixed Rate Notes due July 23, 2018 (ISIN: XS0172851650) (the 2018 Notes)
EUR 1,000,000,000 6.625% Fixed Rate Notes due January 31, 2019 (ISIN: XS0399647675) (the 2019 Notes)
EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes)
GBP 570,000,000 6.500% Fixed Rate Notes due April 20, 2021 (ISIN: XS0127992336) (the April 2021 Notes)
EUR 1,000,000,000 6.500% Fixed Rate Notes due August 10, 2021 (ISIN: XS0412842857) (the August 2021 Notes)
GBP 500,000,000 5.500% Fixed Rate Notes due July 6, 2022 (ISIN: XS0437307464) (the 2022 Notes)
GBP 487,500,000 5.625% Fixed Rate Notes due December 6, 2023 (ISIN: XS0170732738) (the 2023 Notes)
EUR 800,000,000 3.000% Fixed Rate Notes due January 17, 2024 (ISIN: XS0982019126) (the 2024 Notes)
GBP 760,000,000 6.250% Fixed Rate Notes due June 3, 2030 (ISIN: XS0147048762) (the 2030 Notes)
GBP 600,000,000 4.750% Fixed Rate Notes due January 31, 2034 (ISIN: XS0735770637) (the 2034 Notes)
GBP 1,000,000,000 6.125% Fixed Rate Notes due July 6, 2039 (ISIN: XS0437306904) (the 2039 Notes)
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Volker Heischkamp
innogy SE
Opernplatz 1
45128 Essen, Germany
Telephone: +492011215185
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

99.1
English translation of the Consent Solicitation Memorandum by innogy Finance B.V. and innogy Finance II B.V. published on November 17, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on November 17, 2016).

99.2	Press release, published on November 15, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on November 17, 2016).

99.3	IIIA announcement, published on November 15, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB on November 17, 2016).

99.4
English translation of the Announcement of the Extraordinary Resolutions passed at the Votes Without Meeting published on December 13, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on December 13, 2016).

99.5	Press release, published on December 13, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on December 13, 2016).

99.6	IIIA announcement, published on December 13, 2016 (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on December 13, 2016).

99.7
Invitation to Noteholder Meeting dated December 21, 2016 by Innogy Finance B.V. (previously RWE Finance B.V.) (the Issuer) to holders of its outstanding EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes or the Notes) (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on December 21, 2016).

99.8
Notice of the Invitation to Noteholder Meeting dated December 21, 2016 by Innogy Finance B.V. (previously RWE Finance B.V.) (the Issuer) to holders of its outstanding EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes or the Notes) (previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A on December 21, 2016).

99.9	Announcement of the Results of the Noteholder Meeting published on January 11, 2017.

99.10	English translation of the Announcement of the Extraordinary Resolutions Passed at the Noteholder Meeting published on January 11, 2017.

99.11	IIIA announcement, published on January 11, 2017.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consents and powers of attorney on Form F-X/A were filed with the Securities and Exchange Commission on December 15, 2016.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

innogy SE

By:	/s/ Dr. Stephen Lowis
Name:	Dr. Stephen Lowis
Title:	Head of Finance and Investor Relations

Date:	January 11, 2017

innogy SE

By:	/s/ Dr. Volker Heischkamp
Name:	Dr. Volker Heischkamp
Title:	Leiter/Head of Treasury

Date:	January 11, 2017